Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

August 25, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher R. Bellacicco, Attorney-Adviser

Re:	KKR Real Estate Select Trust Inc.
Registration Statement on Form N-2
File Nos. 333-238753, 811-23575

Ladies and Gentleman:

On behalf of KKR Real Estate Select Trust Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment No. 1”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s comments in its letter dated June 26, 2020 relating to the Registration Statement (the “Comment Letter”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the responses correspond to the pages of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Fund.

GENERAL

1.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms it has not presented any test the waters materials to potential investors in connection with the proposed offering.

Securities and Exchange Commission	August 25, 2020

2.

Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund confirms that KKR Capital Markets LLC, the principal underwriter and distributor of the Fund’s offering (the “Distributor”), has filed the Registration Statement with FINRA pursuant to FINRA Rule 5110(b)(1). The Fund confirms that the Distributor will obtain any required FINRA no objections letter prior to requesting acceleration of effectiveness of the Registration Statement.

PROSPECTUS

Cover Page

3.	We note that the cover page is four pages long. Please consider revising so that the cover page does not exceed two pages.

Response: The Fund has revised its cover page in response to this comment.

4.	Please disclose the amount of securities offered through the prospectus. See Item 1.1.c of Form N-2.

Response: The Fund has included the amount of securities offered through the Registration Statement in Amendment No. 1.

5.

Investment Strategies. The prospectus states that the Fund may invest in “a portfolio of real estate, including in the form of private equity . . . .” Please tell us if and how much the Fund will invest in private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please confirm to us that the Funds will invest 15% or less or that they will impose a $25,000 initial investment minimum and will limit investments to accredited investors. We may have additional comments after reviewing your response.

Response: We are not aware of any requirement under the 1940 Act for closed-end funds to limit their investments in funds that rely on 3(c)(1) or 3(c)(7) of the 1940 Act in the manner described. However, the Fund notes it has no intention of investing more than 15% of its assets in private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Securities and Exchange Commission	August 25, 2020

6.	Investment Strategies. It appears that the Fund will invest in real property, which is not a security.

a.	Please explain to the staff what percentage of the Fund’s portfolio will consist of real property; and

Response: The Fund expects to invest a significant percentage of its assets in real property. As disclosed in the Registration Statement, the Fund will invest at least 80% of its assets in equity or debt interests in real estate. The Fund’s primary strategies include investments in stabilized real properties and single tenant real properties. As described in the response to 6.b below, these interests may take the form of majority or minority equity interests in operating entities that own real properties.

b.	how the Fund will qualify as a registered investment company (“RIC”) under Section 3 of the 1940 Act.

Response: By registering as an investment company, the Fund holds itself out as being engaged in investment company activities as contemplated by Section 3(a)(1)(A). Further, as disclosed in the Fund’s Registration Statement, “at times the Fund’s investments in securities, including preferred equity in private real estate, traded real estate-related securities, minority investments in real estate owning vehicles, derivatives and other securities, may exceed 40% of the Fund’s assets.” Therefore, the Fund may not be able to maintain compliance with Section 3(a)(1)(C) of the 1940 Act, and the Fund is not aware of any mechanism by which it may alternate between registration and deregistration depending on the percentage of securities held in the Fund. Finally, the Fund notes that it will not be managed to comply with the exemption from the definition of investment company found in Section 3(c)(5); in particular, the Fund may at times hold less than 50% of the voting securities of operating entities that together comprise a substantial portion of the Fund’s assets.

7.

Investment Strategies. The prospectus states that investments of the Fund’s primary strategy are expected “to be structured through privately-owned operating entities that hold whole or partial interests in real properties.” Please discuss these privately-owned operating entities. For example, are they wholly-owned subsidiaries or something else? The staff may have additional comments after reviewing your response.

Response: It is typical in real estate investing for funds to use special purpose vehicles to hold interests in real properties and in some cases mortgages or other real estate loans. This facilitates individual financing structures for these real properties with no or very limited recourse to the fund for financing or other liabilities.

8.

Investment Strategies. The prospectus states it is expected that the Fund’s portfolio will be comprised primarily of “underlying interests in commercial properties located within the United States . . . .” Please disclose the types of underlying interests. The staff may have additional comments after reviewing your response.

Securities and Exchange Commission	August 25, 2020

Response: Underlying interests means equity or debt interests in commercial real estate. The Fund has revised this disclosure to clarify.

9.

Leverage. The prospectus states in a parenthetical that “mortgages on the Fund’s properties are generally not recourse to the Fund.” Please explain to the staff why the disclosure includes the term “generally” rather than “always,” as the word “generally” suggests that, in some circumstances, there will be recourse.

Response: As disclosed in “Risk Factors—Recourse Financings” in the Registration Statement, mortgage obligations are sometimes guaranteed by parent entities of the property owning entity, but such guarantees are only effective in cases of bad faith on the part of the borrower. These are generally called “bad boy” guarantees. The Fund has clarified the limited nature of these guarantees in its disclosure.

10.

Leverage. The prospectus states that “[p]roperty level debt will be incurred by operating entities held by the Fund and secured by real estate owned by such operating entities.” Please explain what is meant by “operating entities held by the Fund.” For example, are these wholly-owned subsidiaries or entities in which the Fund owns some securities of, but does not control?

Response: The Fund means the term “operating entities” to describe property-owning entities. In some cases, these operating entities may be wholly owned by the Fund but the Fund may also have non-wholly owned controlling interests or non-controlling interests in such entities.

Prospectus Summary

11.

The Fund (page 1). The prospectus states that the Fund seeks to “provide investors with access to KKR’s leading real estate investment platform . . . .” Please explain to the staff whether investors will be paying multiple layers of fees to access this platform.

Response: The Adviser is part of the real estate group of KKR and will provide the Fund access to KKR’s global investment platform pursuant to the terms of its investment advisory agreement with the Fund. Investors in the Fund will not pay multiple layers of advisory fees for access to this platform. The Fund also expects to hire third party or affiliated property managers (who could also be joint venture partners for an investment) at prevailing market rates to perform property management and related services for specific properties.

12.	The Fund (page 1). The prospectus states that the Fund intends to elect to be taxed as a real estate investment trust (“REIT”).

a.

Please explain to the staff why the Fund is registering as an investment company under the 1940 Act rather than simply operating as a REIT and offering its securities only under the Securities Act of 1933 (“1933 Act”). Please also explain the consequences of the Fund’s election to be taxed as a REIT rather than a RIC will have on the Fund’s operations and tax liabilities. If there will be any differences, the Fund should disclose the consequences of such differences.

Securities and Exchange Commission	August 25, 2020

Response: As noted in the response to comment 6.b., the Fund does not plan to maintain an exclusion from the definition of investment company under the 1940 Act. By registering under the 1940 Act, the Fund has the flexibility to invest a larger portion of its assets in investments that are considered investment securities under the 1940 Act than it would if it were required to maintain an exclusion from the definition of investment company.

REIT tax status is similar to RIC tax status in that it generally avoids entity-level taxation. The Fund believes the considerations related to its REIT status are adequately disclosed in “Prospectus Summary—Key Features of a REIT,” “Risk Factors—Risks Related to the Fund’s REIT Status” and “Material U.S. Federal Income Tax Considerations.”

b.	Please explain to the staff in detail how the Fund will qualify as a REIT. Your response should include reference to the federal securities laws and any relevant state law.

Response: The term “real estate investment trust” (or REIT) is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), therefore its qualifications are governed by the Code. Please see “Material U.S. Federal Income Tax Considerations.” To our knowledge, there are no standards for REIT qualification under federal securities laws or applicable state law other than the requirements of the Code.

13.

Investment Strategies (page 3). The prospectus states that the Fund intends to originate and selectively acquire senior mortgage loans. Please also disclose the following with respect to loans originated by the Fund:

a.	Any limits on loan origination by the Fund (e.g., the amount of loans originated as a percentage of net assets);

Response: The Fund has added disclosure to confirm that there are no limits on the amount of loans it may originate, if the Fund maintains its status as a REIT and compliance with its requirement to invest at least 80% of its assets in real estate. While there is no limit, private real estate debt is just one of the Fund’s strategies and the Fund also expects to invest in stabilized real properties and single tenant real properties.

b.	a description of the overall loan selection process;

Response: The Fund notes the disclosure in “The Fund’s Investments—Investment Process” applies to the Fund’s investment process for mortgage loans and mezzanine loans, in addition to applying to the Fund’s real estate equity investment process. Please also see the response to Comment 13.c below.

Securities and Exchange Commission	August 25, 2020

c.	a description of the Fund’s underwriting standards for these loans; and

Response: The Fund has added disclosure in in “The Fund’s Investments—Investment Process” of Amendment No. 1 noting that when underwriting a loan investment the Adviser considers the quality of the underlying property, the location and geographic market of the underlying property, the cash flow of the underlying property, the reputation, experience and financial health of the sponsor that owns the equity of the underlying property, the loan-to-value ratio, the structure of the loan and the contractual rights and remedies available to the Fund.

d.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.

Response: The Fund has added disclosure in “The Fund’s Investments—Portfolio Composition—Investments in Private Real Estate Debt and Preferred Equity” clarifying that the borrower of the Fund’s loan investments will generally be responsible for servicing obligations. In cases where the Fund as lender is responsible for servicing a loan, such obligations will generally consist of collecting, or arranging for the collection of, interest payments and, when applicable, enforcing the Fund’s rights under the loan documentation, and the Fund may engage third-party service providers for such services.

14.

Investment Strategies (page 3). In regards to loan origination, please also confirm that expenses incurred by the Fund in originating and servicing loans will be reflected in the summary of fund expenses table.

Response: The origination of these loans will be the responsibility of the Adviser and part of the services provided by the Adviser under the investment advisory agreement. Therefore, no additional expenses will be paid by the Fund for origination of loans. To the extent the Fund incurs expenses in connection with servicing loans (including by paying third parties to provide such services), such expenses will be included in the “Summary of Fund Expenses” under “Other Expenses.”

15.

Investment Strategies (page 3). The prospectus states that the Fund plans to own all or substantially all of its assets through its operating partnership. Please clarify whether the Fund will have any direct ownership of real property (see Comment 6a above).

Response: The Fund does not expect to directly hold title to real property, but the Fund will control the operating partnership, which in turn is expected to own equity interests in special purpose vehicles that hold title to real properties.

16.

The Offering (page 4). The prospectus notes that the Fund intends to rely on exemptive relief to issue multiple shares of classes. Please note that if the Fund has not obtained this relief at the time this registration statement is declared effective, it cannot offer shares to the public and must clearly disclose that the shares are not available to the public.

Securities and Exchange Commission	August 25, 2020

Response: The Fund intends to rely on exemptive relief granted to an affiliate of the Fund on May 12, 2020 (File No. 812-15067) permitting the Fund to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees.

17.	Joint Venture Risk (page 20). Please disclose whether the Fund will enter into any unfunded commitments.

Response: The Fund may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments. The Fund has added disclosure in Amendment No. 1 to this effect. The Fund represents that it believes its assets will provide adequate cover to allow the Fund to satisfy its unfunded commitments.

18.

Recourse Financings Risk (page 20). Debt incurred by joint ventures of the Fund described in this section appear to subject the Fund to potential liability for losses by the Fund’s underlying investments. Please explain to us how the Fund considers these potential obligations when assessing its compliance with Section 18 of the 1940 Act. Please explain how the Fund will treat debt incurred by its joint venture vehicles when determining compliance with Section 18.

Response: As noted in this risk, these are “guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents.” If the borrower does not engage in bad faith or intentional acts to violate the loan documents there would be no liability to the Fund. The fundamental business purpose behind such carve-outs and the intent of the parties to such agreements is to prevent actions by the borrower or guarantor that could make recovery on the debt, or acquisition of the security underlying the debt upon default, more difficult. As a result, these “nonrecourse carve-out” provisions are generally not interpreted as guarantees for tax or accounting purposes. Therefore, the Fund does not consider these obligations to be Section 18 borrowings. The Fund also notes that these joint ventures own real property and would not be investment companies for accounting purposes and ASC 946 paragraph 810-45-2 highlights that it would generally not be appropriate for an investment company to consolidate an investee which is not an investment company, unless the business of the subsidiary consists of providing services to the Fund (which is not the case here).

19.

Below Investment Grade (High Yield or Junk) Securities Risk (page 22). Please confirm that this is a principal risk and, if so, include appropriate disclosure in the principal investment strategy section.

Response: The Fund discloses on page 40 in “Investment Objectives and Strategies” in the Fund’s Registration Statement that the Fund may invest in below investment grade securities.

Securities and Exchange Commission	August 25, 2020

20.

Interest Rate Risk (page 22). The prospectus notes that central banks have begun or plan to taper quantitative easing programs in place since the global financial crisis. Consider whether this disclosure remains accurate in light of actions taken in response to recent market events related to the COVID-19 pandemic.

Response: The Fund has revised its disclosure on page 23 in response to this comment.

21.

Non-U.S. Investment Risks (page 24). Please disclose the risks associated with (i) obtaining or enforcing a court judgement abroad; (ii) restrictions on foreign investment in other jurisdictions; and (iii) difficulties in effecting repatriation of capital. See Guide 9 of Form N-2.

Response: The Fund has revised its disclosure on page 25 in response to this comment.

22.

Limitation on Ownership Level (page 25). The prospectus states that the Fund’s charter does not permit any person or group to own more than 9.8% in value or in shares of the Fund. The prospectus goes on to state on page 65 that any attempt to own or transfer Common Shares in excess of this ownership limit without the consent of the board will result in shares in excess of the limit being transferred to a charitable trust. Please provide your legal analysis as to how this policy is consistent with Section 23 of the 1940 Act, which limits a fund’s ability to call and redeem securities of which it is the issuer.

Response: The Fund has revised its disclosure on page 26 of Amendment No. 1 to remove the reference to shares in excess of the limit being transferred by operation of the charter to a charitable trust. Attempted acquisitions in excess of the restrictions described in Amendment No. 1 will, pursuant to the charter, be void from the outset.

Summary of Fund Expenses

23.	Please include the offering expenses in the fee table and disclose how such expenses will be amortized and over what period.

Response: The Fund has revised its disclosure in Amendment No. 1 to clarify that offering expenses are included in “Other Expenses” and disclose how such expenses will be amortized.

24.	Please revise footnote 1 on page 30 so that the disclosure is not a footnote but rather a paragraph immediately following the example. See Item 3, Instr. 11(d) of Form N-2.

Response: The Fund has revised its disclosure on pages 30-31 in response to this comment.

Use of Proceeds

25.	Given recent market conditions related to the COVID-19 pandemic, please confirm whether the Fund believes that it will be able to adhere to the three-month time frame discussed in this section.

Securities and Exchange Commission	August 25, 2020

Response: The Fund confirms the accuracy of the disclosure in the “Use of Proceeds” section. The Fund notes it has made investments after the outbreak of COVID-19.

Leverage

26.

Effects of Leverage (page 45). In discussing the Fund’s use of leverage, the prospectus provides the currently projected annual rate of interest on the Fund’s leverage. Please disclose the annual return the Fund would need to achieve to cover interest payments on such leverage. See Item 8.3.b of Form N-2.

Response: The Fund has revised its disclosure on page 48 in response to this comment.

Management of the Fund

27.	Investment Management Team (page 76).

a.	Please provide the title, length of service and past five years’ business experience for persons involved in the Fund’s daily management. See Item 9.1.c of Form N-2.

Response: The Fund has revised its disclosure on page 81-83 in response to this comment.

b.	Given that the Fund may invest in non-U.S. securities, please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Fund has revised its disclosure on page 83 in response to this comment.

28.	Administrator (page 78). Please disclose the compensation to be paid to the Administrator. See Item 9.1.d of Form N-2.

Response: As disclosed on page 86, rather than paying a fixed fee or a fee based on the Fund’s assets, the Fund will compensate the Administrator for allocable portion of compensation, overhead and other expenses incurred by the Administrator in the performance of its duties.

Plan of Distribution

29.	Distributor (page 80). Please disclose any material relationship between the Distributor and the Fund. See Item 5.1 of Form N-2.

Response: The Fund has revised its disclosure on page 87 in response to this comment.

Securities and Exchange Commission	August 25, 2020

30.

Acceptance and Timing of Purchase Orders (page 82). This section refers to “orders received by certain retirement plans.” If Common Shares may be sold through retirement plans, then the prospectus should disclose how more information about such plans can be obtained. See Item 5.7 of Form N-2.

Response: The Fund has added disclosure on page 89 to state that investors purchasing shares through a retirement plan or employee benefit plan may obtain additional information regarding the plan from their plan sponsor.

31.

Qualifying for a Reduced Class S and Class T Sales Load (page 86). The prospectus discusses certain purchase programs and states that “[t]hese programs will apply to purchases of other closed-end interval funds that the Adviser or its affiliates may sponsor . . . .” The Fund does not appear to be an interval fund; however, the phrase “other closed-end interval funds” suggest that it may be. Please reconcile this discrepancy.

Response: The Fund has revised its disclosure on page 93 in response to this comment.

Repurchases

32.

Tender Offers (page 89). Please disclose when the purchase price will be determined and how shareholders may readily ascertain the net asset value per share during the period that the tender offer is open. See Guide 2 to Form N-2.

Response: The Fund has revised its disclosure to clarify that it expects to set the price of its tender offers using the NAV per share for each applicable class as of the last day of such tender offer and that the Fund’s daily NAV per share will be available on the Fund’s website.

33.	Mandatory Redemptions (page 92). Please explain how the Fund’s mandatory redemptions will comply with Rule 23c-2 of the 1940 Act.

Response: The Fund respectfully notes that the mandatory redemption provisions exist for the protection of all shareholders so that one shareholder may not jeopardize the tax or other status of the Fund, and any action would be subject to the approval of the Fund’s board of directors, a majority of which consists of directors who are not “interested persons” of the Fund (as defined in the 1940 Act). Any mandatory redemption of the Fund’s shares would be conducted pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder.

Distributions

34.	Please clarify the disclosure to indicate that, because a return of capital reduces a shareholder’s basis, shareholders may be required to pay tax even if selling their investment at a loss.

Response: The Fund has revised its disclosure on page 104 in response to this comment.

Securities and Exchange Commission	August 25, 2020

Description of Shares

35.

Mandatory Redemptions (pages 100-101). The prospectus states that “[s]hares of Common Stock are redeemable at the option of the Fund without consent or other action by the stockholder . . . .” The disclosure also states that shares redeemed prior to 12 months from the original issue date will be subject to an early repurchase fee. Will shareholders who are forced by the Fund to redeem their shares prior to holding for 12 months be assessed an early repurchase fee?

Response: The Fund has revised its disclosure on page 109 in response to this comment to state that mandatory repurchases will be at the then current NAV per share regardless of how long the shares have been held by the stockholder.

Certain Provisions in the Charter and Bylaws

36.

Approval of Extraordinary Corporate Action; Amendment of the Fund’s Charter and Bylaws (page 103). The prospectus discusses voting provisions for converting the Fund to an open-end investment company. If the Board may decide to convert the Fund into an open-end fund, please discuss the factors that the Board will consider in determining whether to propose a conversion and any possible risks as a result of the conversion. See Guide 4 to Form N-2.

Response: Because the Board is not currently contemplating converting the Fund to an open-end investment company, the Fund respectfully submits that the requested disclosure could be misleading or confusing to investors. The Fund would provide notice and disclosure to stockholders if the Board was contemplating the conversion of the Fund to an open-end investment company.

STATEMENT OF ADDITIONAL INFORMATION

37.

Fundamental Restrictions (page 1). Please clarify that the Fund’s ability to invest in real estate is also a fundamental policy, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund.

Response: The Fund has revised its disclosure to clarify that the Fund’s ability to invest in real estate is also a fundamental policy.

PART C

38.	Please include the undertaking required by Item 34.1 of Form N-2.

Response: The Fund has added the requested undertaking in response to this comment.

Securities and Exchange Commission	August 25, 2020

Please call Rajib Chanda (202-636-5543) or me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Vincent Di Stefano, Branch Chief

Christian T. Sandoe, Assistant Director

Lori Hoffman, KKR Registered Advisor LLC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Katherine O’Neil, Simpson Thacher & Bartlett LLP